EXHIBIT 3.1.2

CERTIFICATE OF DESIGNATION

SERIES B CONVERTIBLE PREFERRED STOCK

OF

CENTRAL GARDEN & PET COMPANY

(Pursuant to Section 151 of the Delaware Corporation Law)

Central Garden & Pet Company, a Delaware corporation (the “Corporation”), certifies that, pursuant to the authority contained in Article Fifth of its Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation on February 9, 2004 adopted the following resolutions which resolutions remain in full force and effect on the date hereof:

RESOLVED, that there is hereby established one series of authorized preferred stock having a par value of $0.01 per share, which shall be designated as “Series B Convertible Preferred Stock” (hereinafter referred to as “Series B Preferred”), which shall consist of 100 shares, and which shall have the following powers, preferences and relative rights, qualifications, limitations and restrictions:

Section 1. Dividend Rights of the Series B Preferred. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Series B Preferred shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of Series B Preferred shall also be entitled to receive on an as converted basis, when and as declared by the Board of Directors, dividends on the Series B Preferred equal to any dividends paid on the Common Stock

Section 2. Liquidation Preference.

(a)	Preferential Distribution. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series B Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any shares of this Corporation other than the Series B Preferred (the “Junior Shares”) by reason of their ownership thereof the amount per share equal to the greater of (i) $30,000 (the “Original Issuance Price”) for each share of Series B Preferred then held by them plus all declared but unpaid dividends on the Series B Preferred or (ii) such amount per share as would have been payable with respect to such shares of Series B Preferred had each share of the then outstanding Series B Preferred been converted to Common Stock pursuant to Section 3 immediately prior to such event whether or not the Series B Preferred is then so convertible. If upon the occurrence of such event the assets and funds thus distributed among the holders of the Series B Preferred are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred in proportion to the liquidation amounts due for each share of Series B Preferred. After payment has been made to the holders of the Series B Preferred of the full amounts to which they are entitled, all remaining assets of the Corporation shall be distributed pro rata among all holders of Junior Shares in accordance with their interests.

(b)	Inclusion of Certain Transactions. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to include the Corporation’s sale of all or substantially all of its assets or the acquisition of the Corporation by another entity by means of merger or consolidation resulting in the exchange of the outstanding shares of this corporation for securities or consideration issued, or caused to be issued, by the acquiring Corporation or its subsidiary.

Section 3. Conversion. The holders of Series B Preferred shall have the following conversion rights (the “Conversion Rights”):

(a)	Right to Convert. Each share of Series B Preferred shall be convertible, at the option of the holder thereof, at any time after the one year anniversary of the date of issuance of such share, at the office of the Corporation or any transfer agent for the Series B Preferred, into that number of fully paid and nonassessable shares of Common (“Conversion Ratio”) equal to:

$3,000,000/((X)(100)).

X =	The closing price of Common on Nasdaq National Market on the date of the “Closing” set forth in the Series B Preferred Stock Purchase Agreement, dated February 26, 2004, by and among the Corporation and the investors listed on Schedule A thereto.

The Conversion Ratio shall be subject to adjustment as provided in Section 3(c) below.

(b)	Mechanics of Conversion. No fractional shares of Common shall be issued upon conversion of the Series B Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price for the Common on the date of the conversion of the Series B Preferred. Before any holder of Series B Preferred shall be entitled to convert the same into full shares of Common, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Preferred, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred, or to the nominee of such holder, a certificate or certificates for the number of shares of Common to which such holder is entitled and a check payable to such holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common plus any declared and unpaid dividends on the converted Series B Preferred. Such conversion shall be deemed to have been made immediately prior to the closing of business on the date of such surrender of the shares of Series B Preferred to be converted, and the person or persons entitled to receive the shares of Common issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common on such date. If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, then the conversion may, at the option of any holder tendering Series B Preferred for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common issuable upon such conversion of the Series B Preferred shall not be deemed to have converted such Series B Preferred until immediately prior to the closing of such sale of securities.

(c)	Adjustments to Conversion Ratio for Diluting Issuances.

(i)	Stock Dividends and Subdivisions. If the Corporation at any time or from time to time after the original issuance date of the Series B Preferred declares or pays any dividend on the Common payable in Common, or effects a subdivision of the outstanding shares of Common into a greater number of shares of Common (by reclassification or other than by payment of a dividend in Common), then, and in each such event, the Conversion Ratio in effect immediately prior to such dividend or subdivision shall be proportionately increased. Such increase in the Conversion Ratio shall be deemed to have occurred: (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend; or (b) in the case of any such subdivision, at the close of business on the date immediately prior to the date upon which such corporate action becomes effective.

(ii)	Adjustments for Combinations or Consolidation of Common. If the outstanding shares of Common are combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common, then the Conversion Ratio in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased.

(d)	Exercise of Conversion Rights on Merger or Sale of Assets.

(i)	Notice. The Corporation shall give each holder of record of Series B Preferred written notice of any merger of the Corporation or any other corporate reorganization in which the Corporation is not the continuing or surviving entity of such merger or reorganization and written notice of any sale of all or substantially all of the assets of the Corporation. Such notice shall be given not later than ten (10) days prior to the stockholders’ meeting called to approve such transaction or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the contemplated transaction, as well as the terms and conditions of Section 2 above and this Section 3(d), and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the mailing by the Corporation of the first notice provided for in this Section 3(d)(i) or sooner than ten (10) days after the mailing by the Corporation of any notice of material changes provided for in this Section 3(d)(i); provided, however, that such periods may be shortened or waived upon the written consent of the holders of sixty-six and two-thirds percent (66 2/3%) of the then-outstanding shares of Series B Preferred.

(ii)	Exercise of Conversion Rights. If, subsequent to the giving of notice pursuant to Section 3(d)(i) above but not later than ten (10) days prior to the closing of such transaction, any holder of Series B Preferred elects to exercise its Conversion Rights, then the conversion may, at the option of any holder tendering Series B Preferred for conversion, be conditioned upon the closing of such transaction, in which event the person(s) entitled to receive the Common issuable upon such conversion of the Series B Preferred shall not be deemed to have converted such Series B Preferred until immediately prior to the closing of such transaction.

(e)	No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations and in the taking of all actions that may be necessary or appropriate to protect the rights of the holders of the Series B Preferred against impairment.

(f)	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Section 3 and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio in effect at the time, and (iii) the number of shares of Common and the amount, if any, of other property that would be received at the time upon conversion of the Series B Preferred.

(g)	Notices.

(i)	Events Triggering Notices. The following events shall cause the Corporation to issue notices in accordance with the provisions of Section 3(g)(ii) below:

(1)	a declaration by the Corporation of any dividend or distribution upon shares of its Common, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(2)	a pro-rata offering by the Corporation to the holders of any class or series of its stock to subscribe for any additional shares of stock of any class or series or other rights;

(3)	any reclassification or recapitalization by the Corporation of its outstanding Common involving a change in the Common; or

(4)	a merger or consolidation of the Corporation with or into any other Corporation, or the sale, lease or conveyance of all or substantially all of the Corporation’s property or business, or a liquidation, dissolution, or winding up of the Corporation; or

(5)	any intent to have a public offering of Common.

(ii)	Types of Notices. In connection with each event described in this Section 3, the Corporation shall send the following notices:

(1)	at least ten (10) days prior to the date on which a record is to be taken for the dividend, distribution or subscription rights referred to in Sections 3(g)(i)(1) and 3(g)(i)(2) above or the date for determining rights to vote with regard to the matters referred to in Sections 3(g)(i)(3) and 3(g)(i)(4) above, the Corporation shall send a notice to each holder of Series B Preferred setting forth the record or voting date and the nature of the action;

(2)	in case of any event referred to in Sections 3(c) and 3(d) above, at least ten (10) days prior to the date when the event is to take place, the Corporation shall send a notice to each holder of Series B Preferred setting forth the date on which the holders of shares of Common shall be entitled to exchange their Common shares for securities or other property deliverable upon the occurrence of such event;

(3)	in case of any event referred to in Section 3(g)(i)(5) above, as soon as the Corporation knows or has notice of such intent, the Corporation shall send a notice thereof to each holder of Series B Preferred setting forth the anticipated timing, form of registration statement and form (if any) of underwriting.

(iii)	Delivery of Notices. Each such written notice shall be given by first class mail, postage prepaid, addressed to each holder of Series B Preferred at the address for each such holder as shown on the books of the Corporation.

Section 4. Voting Rights. Except as otherwise required by law, the holders of Series B Preferred Stock shall not be entitled to vote.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by Glenn W. Novotny, its President and Chief Executive Officer and attested by Stuart W. Booth, its Secretary, this 25th day of February, 2004.

CENTRAL GARDEN & PET COMPANY

By:	/s/ Glenn W. Novotny
Glenn W. Novotny,
President and Chief Executive Officer

ATTEST:

By:	/s/ Stuart W. Booth
Stuart W. Booth,
Secretary